EXHIBIT 99.17
Notice to ASX/LSE

28 April 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Share Plan Account (SPA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a SPA are eligible for dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 21 April 2022 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Cunningham, Peter	1,710.99929	57.5469
Rio Tinto plc shares	Stausholm, Jakob	206.19942	57.5469

On 26 April 2022 the following PDMR/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	1,817.64494	109.2194
Rio Tinto Limited shares	Vella, Ivan	555.73294	109.2194

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 21 April 2022 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	34	57.5469
Rio Tinto plc shares	Cunningham, Peter	206	57.5469
Rio Tinto plc shares	Stausholm, Jakob	24	57.5469

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 21 April 2022 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	40.41187	57.5469
Rio Tinto plc shares	Barrios, Alfredo	21.78891	57.5469
Rio Tinto plc shares	Cunningham, Peter	51.99479	57.5469
Rio Tinto plc shares	Stausholm, Jakob	5.84562	57.5469
Rio Tinto plc shares	Trott, Simon	18.15569	57.5469
Rio Tinto plc shares	Vella, Ivan	2.38542	57.5469

On 26 April 2022 the following PDMR/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	46.16977	109.2194
Rio Tinto Limited shares	Trott, Simon	86.54648	109.2194
Rio Tinto Limited shares	Vella, Ivan	14.7439	109.2194

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 2 May 2022 the following PDMR/KMP will be allocated ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Vella, Ivan	427	111.616523

Notice to ASX/LSE Page 2 of 3

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429	Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412
Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3